UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant’s name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated June 1, 2010 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Presents Its Translated From Hebrew Financial
Statements For The Three Months Ended On March 31, 2010

Attached hereto is an English translation (from Hebrew) of our financial statements and additional information as submitted on the Tel Aviv Stock Exchange. The following documents are included:

A.	Board of Director's Report on the Corporation’s Business Position as of March 31, 2010.

B.	Interim financial information as of March 31, 2010.

C.	Interim financial information as of March 31, 2010 pursuant to Regulation 38d to the Israeli securities regulations (periodic and immediate reports).

(A)

Board of Director's Report on the Corporation’s
Business Position as of March 31, 2010.

XTL Biopharmaceuticals Ltd.

Board of Director's Report on the Corporation's Business Position
As of March 31, 2010

The Board of Directors of XTL Biopharmaceuticals Ltd. (hereinafter - "the Company") hereby respectfully submits the Board's annual report for the 3-month period ended March 31, 2010.  The data contained herein refers to the Company and its consolidated subsidiaries (hereinafter - "the Group"), unless otherwise expressly stated.

The Board report contains, inter alia, a brief description of the Company's business, financial position, analysis of results of operations and the effect of events during the reported period on data of the Company's consolidated financial statements as of March 31, 2010.  The report was prepared on the assumption that the directors' report for the year ended December 31, 2009 is also available to the reader.

It should be noted that the financial statements include a comment whereby the Company's ability to continue as a going concern is contingent on concluding the Bio-Gal transaction and raising capital in the context thereof or from alternative sources.

As it is uncertain that the Bio-Gal transaction and capital raised through it, will be concluded, there is significant doubt as to the Company's ability to continue as a "going concern", as set forth in Item 1.3.4 below.

1.	Part I - Board of Directors Explanation for the Corporation's Business Position

1.1	Summary of Company's Business

The Company is engaged in the acquisition and development of therapeutics for the treatment of diseases for which no medical cure has yet been discovered. The Company was established in Israel on March 9, 1993, and controls 100% of the share capital of the U.S. Company - XTL Biopharmaceuticals Inc. (hereinafter - "XTL Inc."), established in 1999 under the laws of the State of Delaware, U.S.A.

XTL Inc. is engaged in developing medications and business development in the medical realm. XTL Inc. has a fully-owned company - XTL Development Inc. (hereinafter - "XTL Development"), established in 2007 under the laws of the State of Delaware and engaged in the development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine") until November 18, 2008, when the Group announced that the Phase 2b clinical trial of Bicifadine had failed to meet its endpoints, and consequently the Group ceased its development.

The Company also has certain milestone rights in the development of treatment for Hepatitis C (hereinafter - "DOS") from Presidio Pharmaceuticals Inc. (hereinafter - "Presidio"), a private American biotechnological company.

The Group has one operating segment.

The Company is a public company traded on the Tel Aviv Stock Exchange and also under the Pink Sheets in the U.S. through its ADRs (American Depositary Receipt).

As of the date of this report, the Company is acting to conclude the Bio-Gal Transaction (see also Item 1.2 below), cooperation and acquisition of holdings mainly of companies engaged in applied research in the life sciences and Research and Development of drugs (biotechnology and pharmaceuticals).  Furthermore, the Company has certain milestone rights in the development of treatment for hepatitis C from Presidio, as aforementioned.

1.2	Significant Events During the Period

•
On January 26, 2010 the Company's Board authorized the allocation of 100,000 share options to a Company employee.  The share options may be exercised into 100,000 ordinary shares par value NIS 0.1 each, at an exercise price of NIS 0.1 per share option. The fair value of all the share options as of the date of the Board's resolution, based on the "B&S" Model and IFRS 2 provisions, was approximately $10 thousand.  The option exercise period is a maximum of 120 months from the date of allocation thereof, such that the options will be exercisable in equal installments at the end of each calendar quarter, over a 3-year period from the date of their allocation.

•
On February 28, 2010 the Company and Bio-Gal signed an agreement for a further extension of the transaction until April 30, 2010, to enable its conclusion. Management expects to obtain the Israeli Tax Authorities' approval of the Share Swap deal and to conclude the transaction in the second quarter of 2010, although there is no certainty for the completion of the transaction (See also Item 4.1 -Significant Events After Balance Sheet Date in regard to the extension and Note 1.c. of the financial statements in regard to the Bio-Gal transaction).

Additionally, as of the date of the report, the Company is holding discussions with the Israeli Tax Authorities to obtain their approval for executing the transaction by way of a share swap with Xtepo, in conformity with Section 103 of the Israeli Income Tax Ordinance. This Section deals with company mergers and enables the authorities, when approving a transaction, to impose various restrictions and limit the carryforward losses to be utilized in the future. Management's expectations, and according to the progress of these discussions, it is highly probable that the Tax Authorities will insist on deleting a significant amount of the Company's carryforward losses and will impose further restrictions under the law.

•
On March 2, 2010, at the Extraordinary Meeting of Shareholders, the Company's shareholders approved the Bio-Gal transaction and share swap, according to the agreement signed between the parties on December 31, 2009 and announced to the public on January 14, 2010.

•	On March 2, 2010, the Annual General Meeting of Shareholders convened and approved the following:

1.	Re-appointment of the external auditors - Kesselman and Kesselman, C.P.A., as the Company's auditors for the year 2009, and empowered the Board to determine their fees.

2.
Re-election of directors: approval of the re-election of Messrs. Marc Allouche, Amit Yonay, Boaz Shweiger, and David Grossman as Company Directors until the next Annual Meeting, including a grant of 150,000 share options each (excluding David Grossman who also serves as the Company's CEO).  The options are registered, non-marketable, and exercisable into Company shares as follows: 150,000 ordinary shares par value NIS 0.1 each, at an exercise price of NIS 0.298 per option.  The fair value of all the options, based on the "B&S" Model and IFRS 2 provisions as of the date of the Board's resolution, was approximately $36 thousand. The maximum exercise period is 120 months from the allocation date, such that 33.33% of the options may be exercised immediately upon allocation, while the remaining 66.67% may be exercised in equal monthly installments as of the allocation date, over a 24-month period.

3.
Subject to concluding the Bio-Gal transaction, the employment terms of Mr. David Grossman, CEO and Director, were approved, including a grant of 1,610,000 registered, non-marketable options, exercisable into Company shares as follows: 1,610,000 ordinary shares, par value NIS 0.1 each, at an exercise price of NIS 0.075 per option.  The fair value of all the options, based on the "B&S" Model and IFRS 2 provisions, as of the date of the Board's resolution, was approximately $136 thousand. The maximum exercise period is 120 months from the allocation date, such that 33.33% of the options may be exercised immediately upon allocation, while the remaining 66.67% may be exercised in equal monthly installments as of the allocation date, over a 24-month period.

The Company has further undertaken to make up the difference, on the actual exercise date, between the par value of the shares and the exercise price under this plan, by swapping the amounts from share premiums into share capital.

•	In March, 2010 the Company terminated the Agreement with DOV in regard to the Bicifadine drug research, pursuant to which all the rights thereunder were reverted to DOV, in coordination with it.

1.3	Financial Position, Results of Operations, Liquidity and Financing Sources

1.3.1	Financial Position

Significant balance sheet data ($ thousands):

	As of March 31, 2010		As of December 31, 2009
	Amount $ Thous.	% of Balance Sheet	Amount $ Thous.	% of Balance Sheet
Item

Total balance sheet	511	100%	715	100%
Equity	(222)	-43%	7	1%
Current assets	335	66%	557	78%
Fixed assets	20	4%	23	3%
Other investments	156	31%	135	19%
Short term liabilities	733	143%	708	99%

Shareholders Equity

As of March 31, 2010, the deficit in shareholders' equity amounts to $222 thousand -  a decrease of $229 thousand from December 31, 2009, reflecting 43% of the total balance sheet, compared to 1% as of December 31, 2009.  The decrease in equity derives mainly from losses incurred during the period, less non-cash expenses in respect of share-based payment.

Assets
As of March 31, 2010, current assets decreased by $222 thousand to a total of $335 thousand - reflecting a decrease of 40% compared to current assets as of December 31, 2009.

The change derives mainly from the decrease in cash and cash equivalent balances as of March 31, 2010, amounting to $251 thousand, a decrease of $161 thousand, compared to a cash balance of $412 thousand as of December 31, 2009.  This decrease originates from the negative cash balance deriving mainly from the cash flow for current operations.

Total fixed assets as of March 31, 2010 amounted to $20 thousand compared to $23 thousand as of December 31, 2009 - with no significant change.

Other long-term investments as of March 31, 2010 amounted to $156 thousand, originating from capitalization of costs connected with the Bio-Gal transaction in the course of year 2009 and the first quarter of 2010.  During the first quarter of 2010, costs amounting to $21 thousand were capitalized.

Liabilities

As of March 31, 2010 the balance of liabilities to suppliers and service providers amounted to $150 thousand, compared to $192 thousand as of December 31, 2009.  The decrease derives primarily from repayment of liabilities to suppliers during the period and a reduction in the Company's current expenses.

As of March 31, 2010, accounts payable in the balance sheet amounted to $583 thousand, compared to $516 thousand as of December 31, 2009.  The increase derives primarily from the growth in accrued expenses to service providers in connection with the Bio-Gal transaction, and a liability for the CEO's salary, to be paid subject to conclusion of the Bio-Gal transaction.

1.3.2	Analysis of Results of Operations

Summary of Statement of Operations (U.S. $ thousands):

	3-months ended March 31			Year ended Dec. 31
	2010	2009		2009
	$ Thousand
Administrative and general expenses	335	(1,646	)*)	(2,429	)*)
Other gains - net	-	-		139
Profit (loss) from operations	(335)	1,646		2,568
Financial income (expenses), net	(1)	7		(4)
Profit (loss) before income tax	(336)	1,653		2,564
Tax benefit	-	-		23
Net profit (loss) attributed to Company owners	(336)	1,653		2,587

*)
Includes reversal of option compensation expenses relating to former Company Chairman due to non-fulfillment of terms of options and their forfeiture upon his departure; for entire year 2009 include also reversal of options of CEO who terminated his position during Q2 2009.

**)
The Company was not engaged in any development activity during the period, and is   currently in the process of concluding the Bio-Gal transaction, leading to the resumption of development activity in Multiple Myeloma (see Item 1.2 above).

General and Administrative Expenses

General and administrative expenses (income) for the 3-months ended March 31, 2010 and 2009 amounted to $335 thousand, and income of $(1,646) thousand, respectively.

The growth in expenses derives mainly from the following reasons:

In the course of the first quarter of 2009, the Company recorded a decrease in general and administrative expenses owing to a reversal of expenses from previous years in the amount of $2.65 m. relating to the former Chairman's options due to non-fulfillment of the option terms and their forfeiture upon his departure.  The general and administrative expenses for the first quarter of 2009, after neutralizing the effect of reversal of expenses as above, amounted to $998 thousand, compared to $335 thousand in the first quarter of 2010 - reflecting a decrease of $663 thousand, deriving mainly from the decrease in payroll expenses due to staffing reduction, decrease in office rental expenses due to closing down the U.S. offices and reducing office space along with operating expenses in Israel.  This was part of the Restructuring Plan implemented by the Company immediately after its announcement that the Phase 2 clinical trial in the Bicifadine had failed to meet its clinical endpoints at the end of November 2008, as outlined in Note 1 of the financial statements.

Other gains (Losses), Net

No other gains (losses) were generated for the Company in the 3-month period ended March 31, 2010 and 2009.

Financial Expenses

Financial expenses in the 3-month period ended March 31, 2010 amounted to $1 thousand compared to financial income of $7 thousand during the corresponding period last year.  The decrease in financial expenses derives primarily from the decrease in the balance of Company bank deposits.

Income Taxes

No income tax expenses (income) were generated for the Company in the 3-month periods ended March 31, 2010 and 2009.

Net Profit (Loss) for the Period

Losses for the 3-month period ended March 31, 2010 amounted to $336 thousand, compared to a net profit of $1,653 thousand in the corresponding period last year.  The decrease in profit (increase in losses) derives primarily from the reversal of expenses (decrease in expenses) from previous years in the first quarter of 2009 with respect to the former Company Chairman's options, due to non-fulfillment of the option terms and their forfeiture after his departure, amounting to $2.65 m., causing a set-off in current general and administrative expenses and recording a profit (see explanation under Item "General and Administrative Expenses" above).

Basic and diluted loss per share in the 3-month period ended March 31, 2010 stood at $0.006 per share, compared to basic and diluted profit per share of $0.028 in the corresponding period last year.

1.3.3	Cash Flows

The cash flows used for operating activity in the 3-month period ended March 31, 2010 amounted to $135 thousand, compared to $1,911 thousand in the corresponding period last year.  The decrease in negative cash flow stemmed from discontinuing the Company's development activity, limiting operations and reducing staffing, in consequence of the Restructuring Plan implemented from the end of 2008, after the announcement that the Phase 2b clinical trial had failed to meet its endpoints as abovementioned.

The cash flows used in investment operations during the 3-month periods ended March 31, 2010 and 2009 amounted to $26 thousand, deriving from expenditures incurred in connection with the Bio-Gal transaction.  In the corresponding period last year, no cash was generated (used) by the Company from investment activity.

The Company had no financing activity in the 3-month periods ended March 31, 2010 and 2009.

1.3.4	"Going Concern" Comment

The financial statements as of March 31, 2010 include a comment whereby the Company's ability to continue as a going concern is contingent on concluding the Bio-Gal transaction or raising capital from alternative sources. Below is the text:

"Without qualifying our opinion, we draw your attention to note 1(c) of the consolidated financial statements, which addresses that the Company's ability to continue operating as a going concern is dependent on the Bio-Gal transaction and the ability to raise additional funds as part of this transaction, or from alternative sources. The transaction has not yet been completed, among others, due to the delay in obtaining approval from the tax authorities. Notwithstanding, there is uncertainty regarding completion of the Bio- Gal transaction and the ability to raise funds as part of this transaction, or from alternative sources. Therefore, there is substantial doubt regarding the Company's ability to continue operating as a going concern. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a going concern".

(For further details - see Note 1.c. to the financial statements).

1.3.5	Financing Sources

The Company finances its activity through equity funds and suppliers credit. As of March 31, 2010, it reported a credit balance of cash and cash equivalents amounting to $251 thousand.  Ongoing activity is contingent on concluding the Bio-Gal transaction, which is expected to generate for the Company indirectly (through "Xtepo" - a private company to be acquired under the transaction) the sum of $1.5 million, and/or on external financing sources by way of capital raising.

2.	Part II - Market Risk Exposure

2.1	Market Risk Exposure and Management Method

The Company manages financial risks subject to the policy approved by the Board of Directors and Management.

The Company identifies and evaluates the major risks it faces on the basis of Management's considerations.

The officer in charge of market risk management is Mr. Ronen Twito, CFO of the Company.

2.1.1	Exchange Rate Risks

The Company denominates most of its expenses in U.S. dollars, against which it maintains liquid resources in U.S. dollars or linked thereto.  However, since part of its   expenditures are denominated in NIS, the Company is exposed to changes in US$/NIS exchange rates. To reduce currency risks, part of the liquid resources are maintained in NIS, up to the amount of NIS liabilities.

To hedge economic exposure, which does not contradict accounting exposure, the Company maintains most of its current assets in foreign currency or linked thereto.

2.1.2	Risks Deriving from Economic Environmental Changes

Management estimates that there is no significant exposure at present to the current global economic crisis, as there are no sales at this stage. Furthermore, since the investment policy is limited to bank deposits only, the Company is not exposed to changes in the value of marketable securities

2.2	Linkage-Based Report

Balance Sheet Linkage as of March 31, 2010

	U.S.$	NIS	Non- Monetary	Total
	U.S. $ thousands
Assets
Cash and cash equivalents	233	18	-	251
Accounts receivable	4	7	33	44
Restricted deposits	40	-	-	40
	277	25	33	335

Liabilities
Trade payables	136	14	-	150
Accounts payable	424	159	-	583
	560	173	-	733

Assets net of liabilities	(283)	(148)	33	(398)

Balance Sheet Linkage as of March 31, 2009

	U.S.$	NIS	Non- Monetary	Total
	U.S. $ thousands
Assets
Cash and cash equivalents	992	21	-	1,013
Accounts receivable	76	12	107	195
Income tax receivable	49	-	-	49
Restricted deposits	71	-	-	71
	1,188	33	107	1,328

Liabilities
Trade payables	286	30	-	316
Accounts payable	367	53	-	420
Liability for share appreciation rights	54	-	-	54
	707	83	-	790
Monetary assets net of monetary liabilities	481	(50)	107	538

2.3	Sensitivity Analysis

Below is a report on financial risk exposure:

Sensitivity to Changes in Exchange Rates of U.S. $/NIS

	Profit (Loss) from Changes			Profit (Loss) from Changes
	+10%	+5%	Fair Value as of 31.03.10	-5%	-10%
	U.S. $ thousands
Cash and cash equivalents	2	1	18	(1)	(2)
Accounts receivable	1	0	7	0	(1)
Trade payables	(1)	(1)	(14)	1	1
Accounts payable	(16)	(8)	(159)	8	16
Balance sheet exposure - linkage	(14)	(8)	(148)	8	14

2.4	Effectiveness of Internal Control on Financial Reporting and Disclosure

On November 24, 2009, the Knesset Finance Committee approved the proposal of the Israel Securities Authorities to adopt regulations dealing with internal audit controls and disclosure of financial reporting within a corporation, designed to produce a reasonable measure of assurance in the statements and their compliance with the provisions prescribed by law (Securities Regulations (Periodic and Immediate Statements), (Amendment No. 3), 2009 (hereinafter - "the Amendment")).  The Amendment was published in the Official, December 2009.

The above provisions will become effective as of the periodic report for December 31, 2010 (hereinafter - "the Commencement Date").  Notwithstanding the aforesaid, according to the provisions of the Amendment, in the period from publication until Commencement Date, the Board report will outline the Company's preparatory and progressive stages in implementing the said provisions (hereinafter - "implementing the Project").

Disclosure of the steps taken by the Company in implementing the project by the date of this report:

A.	Mr. Ronen Twito, CFO, has been appointed as the responsible officer for implementing the Project.

B.	Under the mapping process and in order to specify procedures and identify material business risks, a weighted evaluation of quantitative and qualitative factors was performed.

The quantitative considerations taken into account include, inter alia, giving proportional relevance to each financial balance and movement in the reports as published by the Company with respect to the overall balances or movements in the financial statements.

The qualitative considerations taken into account include, inter alia, the complexity of the accounting process involving recordkeeping of financial reporting, complexity of the data systems supporting the business process, overall corporate risks, impact of extra-organizational factors, the Company's activity or inactivity in certain areas, etc.

Based on the procedures reviewed, five control procedures considered to be material for the financial reporting were identified:

1. ELC-Entity Level Controls

2. Process of closing the financial statements

3. ITGC (Information Technology General Controls)

4. Company Treasurer

5. Equity

The Company is pursuing its preparatory activity to comply with the 2010 milestones, as defined in the regulations.

3.	Part III - Corporate Governance Aspects

3.1	Corporate Board of Directors

1.	During the reported period, 5 Board meetings and 3 Audit Committee meetings were held.

2.	The Company has not adopted, in its Articles of Association, a provisionrelating to the office of independent directors.

4.	Part IV - Corporate Financial Reporting

4.1	Significant Events After Balance Sheet Date

On April 26, 2010 the Company and Bio-Gal signed an agreement for a further extension of the transaction till June 30, 2010, to enable its conclusion such that all the provisions specified for the closing shall apply on the new date. The remaining provisions of the agreement remain without change.  The Company is acting to expedite fulfillment of the terms of the closing as soon as possible.

4.2	Disclosure of Proceedings for Approval of Financial Statements

The Board of Directors is the body responsible for overseeing the Company's internal controls and is the organ that deals with financial statements and approves them, after the members of the Board have received a draft of the statements a few days prior to the meeting. There is a procedure at the Company whereby the Audit Committee reviews the financial statements and passes its recommendations to the Board.

In the course of the Board meeting, the CEO, Mr. David Grossman, and the CFO, Mr. Ronen Twito, review at length the principal items of the financial statements, including significant transactions executed or to be executed, as well as any changes that have taken place at the Company during the reported period, compared to the corresponding periods.  In this context, a discussion is held with the participation of the CEO, CFO and the auditors, during which the Board members raise questions relating to the financial statements.

At the end of the discussion, once it has become clear that the financial statements adequately reflect the Company's business position and the results of its operations, the financial statements are approved.

On May 30, 2010 the Board approved the Company's financial statements as of March 31, 2010 in the presence of the following directors:  Amit Yonay (Chairman of the Board), Dafna Cohen, Jaron Diament, Boaz Shweiger, Marc Allouche and David Grossman - after the Audit Committee had, prior to the meeting, reviewed the financial statements and submitted its recommendations to the Board of Directors plenum.

May 30, 2010
Date	Amit Yonay, Chairman	David Grossman, Director and CEO

(B)

Interim financial information as of March 31, 2010.

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF MARCH 31, 2010

INDEX

Page

Auditors' Review Report	2

Condensed Consolidated Financial Statements - in U.S. dollars:

Statements of Financial Position	3

Statements of Comprehensive Income (Loss)	4

Statements of Changes in Equity	5

Statements of Cash Flows	6 - 7

Selected Explanatory Notes to the Condensed Consolidated Financial Statements	8 - 12

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

Auditors' review report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanying financial information of XTL Biopharmaceuticals Ltd and its subsidiaries (hereafter - the group), which includes the condensed consolidated statement of financial position as of March 31, 2010 and the related condensed consolidated statements of comprehensive income, changes in shareholders' equity/capital deficiency ,and cash flows for the three-month period then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting", and they are also responsible to draw up interim financial information based on Chapter D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what is said in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our opinion, we draw your attention to note 1(c) of the consolidated financial statements, which addresses that the Company's ability to continue operating as a going concern is dependent on the Bio-Gal transaction and the ability to raise additional funds as part of this transaction, or from alternative sources. The transaction has not yet been completed, among others, due to the delay in obtaining approval from the tax authorities. Notwithstanding, there is uncertainty regarding completion of the Bio- Gal transaction and the ability to raise funds as part of this transaction, or from alternative sources. Therefore, there is substantial doubt regarding the Company's ability to continue operating as a going concern. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a going concern.

Tel-Aviv, Israel	Kesselman & Kesselman
May 30, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	251	1,013	412
Employee benefit assets	-	12	-
Accounts receivable	44	195	33
Income taxes receivable	-	49	72
Restricted deposits	40	71	40

	335	1,340	557

NON-CURRENT ASSETS:
Fixed assets, net	20	36	23
Other investments	156	-	135

	176	36	158

Total assets	511	1,376	715

LIABILITIES AND EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	150	316	192
Other accounts payable	583	420	516
Liability for share appreciation rights	-	54	-

	733	790	708

EQUITY (DEFICIENCY) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	1,445	1,445	1,445
Share premium	139,786	139,786	139,786
Accumulated deficit	(141,453)	(140,645)	(141,224)

Total equity (deficiency)	(222)	586	7

Total liabilities and equity	511	1,376	715

The accompanying notes are an integral part of the condensed financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial statements by the Company's Board: May 30, 2010.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands (except per share data)

General and administrative expenses	335	*)(1,646)	*)(2,429)
Other gains, net	-	-	139

Operating income (loss)	(335)	1,646	2,568

Finance income	-	12	6
Finance costs	1	5	10

Finance income (costs), net	(1)	7	(4)

Income (loss) before taxes on income	(336)	1,653	2,564
Tax benefit	-	-	23

Net income (loss) for the period attributable to equity holders of the Company	(336)	1,653	2,587

Basic and diluted earnings (loss) per share (in U.S. dollars)	(0.006)	0.028	0.044

* In March 2009, a deduction of general and administrative expenses in amount of approximately $2.65 million was recorded due to forfeiture of performance-related options that were granted to the former chairman of the board. In April 2009, an additional deduction in amount of approximately $1.45 million was recorded due to forfeiture of performance-related options that were granted to the former CEO of the company.

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

	Three months ended March 31, 2010
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2010 (audited)	1,445	139,786	(141,224)	7

Loss for the period	-	-	(336)	(336)
Share-based payment to employees and others	-	-	107	107

Balance at March 31, 2010 (unaudited)	1,445	139,786	(141,453)	(222)

	Three months ended March 31, 2009
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2009 (audited)	1,445	139,786	(139,757)	1,474

Income for the period	-	-	1,653	1,653
Share-based payment to employees and others	-	-	(2,541)	(2,541)

Balance at March 31, 2009 (unaudited)	1,445	139,786	(140,645)	586

	Year ended December 31, 2009
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2009 (audited)	1,445	139,786	(139,757)	1,474

Income for the year	-	-	2,587	2,587
Share-based payment to employees and others	-	-	(4,180)	(4,180)
Transfer to equity for liability for share appreciation rights	-	-	126	126

Balance at December 31, 2009 (audited)	1,445	139,786	(141,224)	7

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the period attributable to equity holders of the Company	(336)	1,653	2,587
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)	201	(3,564)	(5,075)

Net cash used in operating activities	(135)	(1,911)	(2,488)

Cash flows from investing activities:

Decrease in restricted deposit	-	-	31
Other investments	(26)	-	(55)

Net cash used in investing activities	(26)	-	(24)

Decrease in cash and cash equivalents	(161)	(1,911)	(2,512)
Cash and cash equivalents at the beginning of the period	412	2,924	2,924

Cash and cash equivalents at the end of the period	251	1,013	412

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Three months ended March 31,		Year ended December 31,
		2010	2009	2009
		Unaudited		Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	3	5	13
	Loss on sale of fixed assets	-	-	5
	Amounts recognized for options granted to employees and others	107	(2,541)	(4,180)
	Change in employee benefit liabilities, net	-	(447)	(435)
	Change in liability for share appreciation rights	-	47	119

		110	(2,936)	(4,478)
	Changes in operating asset and liability items:

	Decrease in accounts receivable and income taxes receivable	61	110	249
	Increase (decrease) in other accounts payable	72	(100)	(542)
	Decrease in trade payables	(42)	(638)	(304)

		91	(628)	(597)

		201	(3,564)	(5,075)

(b)	Additional information on cash flows from operating activities:

	Interest received	-	3	3

	Refund of taxes on income	72	-	-

(c)
Non-cash investing activities for the period ended March 31, 2010 totaled at approximately $ 21 thousand and it derives from deferred charges in connection with Bio-Gal transaction (see note 1b) which were recorded in the line item "other investments".

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2010 (UNAUDITED)

NOTE 1:- GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the acquisition and development of therapeutics, among others, for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Ordinance on March 9, 1993. The Company owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

XTL Inc. is engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine"). On November 18, 2008, the Group announced that the Phase 2b clinical trial of Bicifadine failed to meet its endpoints and, as a result, the Group ceased its development. Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"), a U.S. privately-held biotechnology company.

The Company and the subsidiaries ("the Group") operate in one business segment.

The Company is a public company traded on the Tel-Aviv Stock Exchange and in the regulatory framework of the Pink Sheets in the U.S. through the Company's ADRs (American Depositary Receipt).

As of the date of these financial statements, the Company is seeking to complete the Bio-Gal transaction (see also b below), cooperation and acquisition of holdings mainly in companies engaged in applied research in the life science and in the research and development of clinical (biotechnology and pharmaceuticals).

b.
On December 31, 2009, the Company amended the original Bio-Gal agreement from March 18, 2009 to acquire 100% of the shares of Xtepo Ltd. ("Xtepo"), a private Israeli company which was established by Bio-Gal shareholders for the purpose of this transaction and to whom the license for the use of the patent for EPO drug for Multiple Myeloma will be assigned and who will have an amount of approximately $ 1.5 million in its account, by allocating 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital. In addition, an amendment to the agreement determines that Bio-Gal will not be entitled to the additional payment of $ 10 million, as determined in the original transaction outline.

The Company is also obligated to pay 1% royalties on net sales of the product and $ 350 thousand upon the successful completion of a Phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of either events:

1.	Raising a minimum of $ 2 million by the Company or Xtepo after the completion of a Phase 2 clinical trial.
2.	Six months after the completion of a Phase 2 clinical trial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2010 (UNAUDITED)

NOTE 1:- GENERAL (Cont.)

The closing of the transaction is subject to obtaining an approval from the Tax Authorities to carry out the share swap, exercising the options by Xtepo's investors such that on the transaction date, Xtepo will have approximately $ 1.5 million available at hand and fulfillment of any other prerequisites.

c.
As of March 31, 2010, the Company has accumulated losses in the amount of approximately $ 141 million and deficit in the amount of $ 222 thousand. The continuation of the Company's operations is dependent on closing the Bio-Gal transaction and raising the respective funds or raising funds from alternative sources. As stated in b above, on December 31, 2009, the Company signed an amendment to the agreement with Bio-Gal. Likewise, on March 2, 2010, at a postponed shareholders' meeting, the Company's shareholders approved the new outline for the Bio-Gal transaction as stated above. As of the date of the approval of these financial statements, the Company is holding discussions with the Israeli tax authorities in order to receive its approval according to section 103 of the Israeli income tax ordinance. This section enables the Israeli tax authorities, when approving a transaction, to impose various restrictions and reduce the carryforward losses to be utilized in the future. According to management and to the progress in the discussions with the tax authorities, the tax authorities will insist on deleting a significant amount of the carryforward losses to be utilized in the future and will impose further restrictions according to the law.  In addition, an approval that the options have been exercised by Xtepo's investors, so that on the transaction date, Xtepo will have approximately $ 1.5 million available at hand, has not yet been obtained. This, along with the approval from the Israeli tax authorities and other prerequisites, represent prerequisites that are required for executing the transaction.

The Company's management believes that it is probable that the above approvals will be obtained within a reasonable period of time and will enable closing, raising funds and continuation of operations. However, closing the transaction and such raising are subject to uncertainty. If the transaction and raising are not effected in the coming weeks, there are significant doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the fair value of assets and liabilities that might result, if any.

NOTE 2:- BASIS OF PRESENTATION OF THE CONDENSED FINANCIAL STATEMENTS

The condensed consolidated financial information of the Company as of March 31, 2010 and for the interim period of three months then ended ("interim financial information") has been prepared in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") and includes the additional disclosure requirements of the Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information should be read in conjunction with the annual financial statements for 2009 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") and included the additional disclosure requirements of the Israeli Securities Regulations (Annual Financial Statements), 2010.

The interim financial information is reviewed but not audited.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2010 (UNAUDITED)

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2009, except as noted below:

a.	The following standards, amendments to standards or interpretations are mandatory for the accounting periods beginning January 1, 2010:

1.
IAS 27 (revised), "Consolidated and Separate Financial Statements" ("IAS 27R") (effective for annual periods beginning on or after July 1, 2009). IAS 27R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27R also specifies the accounting when control of the entity is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The Group will apply IAS 27R prospectively to all transactions with non-controlling interests from January 1, 2010. The application of IAS 27R has no impact on the financial statements for the three months period ended March 31, 2010.

2.
IFRS 3 (revised), "Business Combinations" ("IFRS 3") (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the statement of income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Company will apply IFRS 3R prospectively to all business combinations from January 1, 2010. The application of IFRS 3R has no impact on the financial statements for the three months period ended March 31, 2010.

b.
The new standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group have been disclosed in the annual financial statements of the Group for 2009.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2010 (UNAUDITED)

NOTE 4:- EVENTS DURING THE PERIOD

a.	As for the Company's engagement with Bio-Gal:

1.
In furtherance to the approval of the Company's engagement with Bio-Gal by the Company's Board on December 31, 2009, on January 14, 2010, the Company published an extraordinary private placement report for the acquisition of 100% of the shares of Xtepo Ltd. (a private company which was established by for the purpose of this transaction and to whom the intangible asset of Bio-Gal will be assigned) by allocating 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital. In addition, the Company convened an extraordinary general meeting of shareholders which approved said engagement on March 2, 2010 (see also Note 1b regarding prerequisites required for executing the transaction).

2.
On February 28, 2010, the parties to the agreement signed on an extension to the date set for the fulfillment of the prerequisites to April 30, 2010 ("the new date") such that all the provisions stipulated at the execution date as in the agreement will apply to the new date. The other provisions in the agreement will remain intact. The Company is acting to fulfill the conditions of the agreement as soon as possible (see also Note 5a).

b.	Below is information about share-based payments granted during the period to directors, the CEO (who also acts as a director in the Company) and to another employee:

1.
On January 18, 2010, the Company's Board approved to grant 450,000 share options to directors in the Company to purchase 450,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.298 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options at the date when the Board accepted the resolution, using the Black-Scholes model was approximately $ 36 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

On March 2, 2010, the annual meeting of shareholders approved to grant options to the directors.

2.
On January 18, 2010, the Company's Board approved to grant 1,610,000 share options to the Company's CEO to purchase 1,610,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.075 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options at the date when the Board accepted the resolution, using the Black-Scholes model was approximately $ 136 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

On March 2, 2010, the annual meeting of shareholders approved to grant options to the Company's CEO, subject to the closing of Bio-Gal transaction (see 1b).

3.
On January 26, 2010, the Company's Board approved to grant 100,000 share options to an employee in the Company to purchase 100,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.1 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options using the Black-Scholes model was approximately $ 10 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable in twelve equal quarterly tranches over a three-year period.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2010 (UNAUDITED)

NOTE 4:- EVENTS DURING THE PERIOD (Cont.)
The value of each option in the above grants is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.9%-4.3% and expected life of five years.

c.
On March 2, 2010, after receiving the Board's approval, the annual meeting of shareholders approved the employment terms of the Company's CEO, Mr. David Grossman and, accordingly, a personal employment agreement has been signed with him which will become effective after the completion of the Bio-Gal transaction. The employment agreement contains payment for his service from the date of joining the Company (February 2009). In this period, pursuant to the agreement, the Company recognized a liability for salary expenses of approximately $ 27 thousand and this in furtherance to management estimate that the transaction will be completed within a reasonable period of time and the employment agreement will become effective.

d.
In March 2010, the Company terminated the engagement with DOV Pharmaceutical Inc., the patent holders of the Bicifadine compound, and all the rights under the engagement were returned to DOV Pharmaceutical Inc. in coordination with it.

NOTE 5:- EVENTS AFTER THE BALANCE SHEET DATE

On April 26, 2010, the Company and Bio-Gal signed on an additional extension of the transaction to June 30, 2010 and this to enable the execution of the transaction, such that all the provisions set in the agreement to be accomplished by the execution date apply to the new date. The other provisions in the agreement remain intact. The Company is acting to fulfill the closing conditions of the transaction as soon as possible.

(C)

Interim financial information as of March 31, 2010 pursuant to
Regulation 38d to the Israeli securities regulations (periodic and immediate reports).

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL REPORTING

AS OF MARCH 31, 2010

SEPARATE FINANCIAL INFORMATION IN ACCORDANCE WITH REGULATION 38D TO THE
ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

UNAUDITED

INDEX

Page

Auditors' Review Report	2

Financial Data - in U.S. dollars:

Assets and Liabilities Included in the Condensed Consolidated Interim Statements Attributable to the Company as a Parent	3

Revenues and Expenditures Included in the Condensed Consolidated Interim Statements Attributable to the Company as a Parent	4

Cash Flows Included in the Condensed Interim Statements Attributable to the Company as a Parent	5 - 6

Selected Notes and Additional Information to the Separate Interim Financial Information	7 - 8

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

Auditors' review Report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanying interim separate financial information set forth in regulation 38d' of the Israeli Securities Regulations (Interim and Immediate Reports) - 1970 of XTL Biopharmaceuticals Ltd (hereafter - the "Company"), as of March 31, 2010 and for the period then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial information is not prepared, in all material respects, in accordance with regulation 38d' of the Israeli Securities Regulations (Interim and Immediate Reports) - 1970.

Without qualifying our opinion, we draw your attention to note 1(c) of the consolidated financial statements, which addresses that the Company's ability to continue operating as a going concern is dependent on the Bio-Gal transaction and the ability to raise additional funds as part of this transaction, or from alternative sources. The transaction has not yet been completed, among others, due to the delay in obtaining approval from the tax authorities. Notwithstanding, there is uncertainty regarding completion of the Bio- Gal transaction and the ability to raise funds as part of this transaction, or from alternative sources. Therefore, there is substantial doubt regarding the Company's ability to continue operating as a going concern. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a going concern.

Tel-Aviv, Israel	Kesselman & Kesselman
May 30, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Assets and Liabilities Included in the Condensed Consolidated Interim Statements Attributable to the Company as a Parent

	March 31,		December 31,
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	248	982	406
Employee benefit assets	-	12	-
Accounts receivable	40	122	29
Receivables for investees	1,592	2,977	1,634
Restricted deposits	40	71	40

	1,920	4,164	2,109
NON-CURRENT ASSETS:
Fixed assets, net	18	30	20
Other investments	156	-	135

	174	30	155

Total assets attributable to the Company as a parent	2,094	4,194	2,264

LIABILITIES AND EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	83	50	88
Other accounts payable	540	317	441

	623	367	529

Net amount attributable to the owners of the parent of total assets less total liabilities reflecting in the consolidated financial statements financial information about investees	1,693	3,241	1,728

Total liabilities attributable to the Company as a parent	2,316	3,608	2,257

EQUITY (DEFICIENCY) ATTRIBUTABLE OWNERS OF THE COMPANY:
Ordinary share capital	1,445	1,445	1,445
Share premium	139,786	139,786	139,786
Accumulated deficit	(141,453)	(140,645)	(141,224)

Total equity (deficiency)	(222)	586	7

Total liabilities and equity attributable to the Company as a parent	2,094	4,194	2,264

The accompanying notes and additional information are an integral part of the condensed financial data.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial statements by the Company's Board: May 30, 2010.

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Revenues and Expenditures Included in the Condensed Consolidated Interim Statements Attributable to the Company as a Parent

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands

General and administrative expenses (income)	371	(2,072)	(1,363)
Other gains, net	-	-	140

Operating income (loss)	(371)	2,072	1,503

Finance income	-	12	6
Finance costs	1	3	7

Finance income (costs), net	(1)	9	(1)

Income (loss) after finance income (costs)	(372)	2,081	1,502
Gain (loss) from investees	36	(428)	1,085

Income (loss) for the period attributable to the Company as a parent	(336)	1,653	2,587

The accompanying notes and additional information are an integral part of the condensed financial data.

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Condensed Consolidated Interim Statements Attributable to the Company as a Parent

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the period	(336)	1,653	2,587
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)	162	(2,111)	(4,947)
Net cash flows from operating activities relating to transactions with investees	42	(867)	483

Net cash used in operating activities	(132)	(1,325)	(1,877)

Cash flows from investing activities:

Increase in restricted deposit	-	-	31
Other investments	(26)	-	(55)

Net cash used in investing activities	(26)	-	(24)

Decrease in cash and cash equivalents	(158)	(1,325)	(1,901)
Cash and cash equivalents at the beginning of the period	406	2,307	2,307

Cash and cash equivalents at the end of the period	248	982	406

The accompanying notes and additional information are an integral part of the condensed financial data.

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Condensed Consolidated Interim Statements Attributable to the Company as a Parent

		Three months ended March 31,		Year ended December 31,
		2010	2009	2009
		Unaudited		Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	2	2	8
	Loss on sale of fixed assets	-	-	4
	Share-based payment transactions	107	(2,541)	(4,180)
	Change in employee benefit liabilities	-	-	12
	Company's share of losses (earnings) of investees	(35)	428	(1,085)
	Change in liability for share appreciation rights	-	-	119

		74	(2,111)	(5,122)
	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable	(11)	18	111
	Decrease in trade payables	(5)	(12)	(54)
	Increase (decrease) in other accounts payable	104	(6)	118

		88	-	175

		162	(2,111)	(4,947)

(b)
Non-cash investing activities for the period ended March 31, 2010 total approximately $ 21 thousand and it derives from deferred charges in connection with Bio-Gal transaction (see note 1c to the consolidated financial statements) which were recorded in the line item "other investments".

The accompanying notes and additional information are an integral part of the condensed financial data.

XTL BIOPHARMACEUTICALS LTD.

Selected Notes and Additional Information to the Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

NOTE 1:-	BASIS OF PREPARATION OF THE SEPARATE FINANCIAL INFORMATION IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

a.        Definitions:

The Company	-	XTL Biopharmaceuticals Ltd.

The separate financial information	-	separate interim financial information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Unless stated otherwise, all the terms used within the scope of the separate financial information are as these terms are defined in the condensed consolidated financial statements of the Company as of March 31, 2010 and for the three months period then ended ("condensed interim consolidated statements").

Investee	-	subsidiary

Intragroup transaction	-	transactions of the Company and subsidiaries

Intragroup balances, income and expenses and cash flows	-	balances, income and expenses and cash flows, as the case may be, resulting from intragroup transactions that have been eliminated in the consolidated statements

b.        The principles of preparation of the separate financial information:

The separate interim financial information has been prepared in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("Periodic Report Regulations"). Accordingly, financial data of the interim consolidated statements of the corporation as stated in Regulation 9C to the Periodic Report Regulations ("Regulation 9C"), with the obligated changes, will be disclosed in the interim statement along with the auditors' review report.

Accordingly, the separate interim financial information comprises financial data of the condensed consolidated financial statements of the Company as of March 31, 2010 and for the three months period then ended ("condensed interim consolidated financial statements") attributable to the Company as the parent.

This separate interim financial information should be read in conjunction with the separate financial information of the Company as of December 31, 2009 and for each of the three years in the period then ended ("the Company's separate financial information for 2009") and the accompanying notes which have been prepared in accordance with Regulation 9C to the Periodic Report Regulations, as well as particulars specified in the Tenth Addendum to these Regulations and subject to the clarifications specified in the "Clarification Regarding the Separate Financial Statement of the Corporation" which was published on the website of the Israeli Securities Authority on January 24, 2010 and which address how to apply said Regulation and Addendum ("IAS Staff Clarification").

The significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information are consistent with those followed in the preparation of the Company's separate financial information for 2009 as elaborated therein.

XTL BIOPHARMACEUTICALS LTD.

Selected Notes and Additional Information to the Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

NOTE 1:-	BASIS OF PREPARATION OF THE SEPARATE INTERIM FINANCIAL INFORMATION IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

The interim financial information is reviewed but not audited.

The separate interim financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in accordance with International Financial Reporting Standards ("IFRS") in general, and the provisions of International Accounting Standard 27, "Consolidated and Separate Financial Statements" in particular and it does not constitute interim financial information prepared in accordance with IAS 34, "Interim Financial Reporting".

Nonetheless, the accounting policy specified in Note 3 to the condensed interim consolidated financial statements regarding the significant accounting policies and the method by which the financial data were classified in the condensed interim consolidated financial statements were applied for the purpose of presenting the separate interim financial information and this with the obligated changes resulting from the above regarding the significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information.

c.	As for the issue of going concern - see Note 1c to the financial information for interim period as of March 31, 2010.

NOTE 2:-	EVENTS AFTER THE BALANCE SHEET DATE

In May 2010, the Company invested, by way of contribution to capital, a current intercompany balance in the amount of approximately $1.5 million with XTL Inc., a fully owned subsidiary.

Contact:
Investor Relations: ir@xtlbio.com; Tel: +972 3 612 7011

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: June 1, 2010	By:	/s/ David Grossman
David Grossman
Chief Executive Officer